                                                                   July 30, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                       Columbia Insurance Corporation, Ltd
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8905

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd ("CICL") for the January 1, 1997 through June 30, 1997 period.

1. Provide a general description of loss exposure / experience for automobile, "all-risk" property, and general liability insurance coverage.

         Effective June 30, 1997, CICL entered into a reinsurance agreement with a United States insurer with respect to All Risk coverage provided by that insurer to The Columbia Gas System Inc.("Columbia Gas"), its subsidiaries and associates. CICL's exposure under the All Risk reinsurance agreement is limited depending on the type of loss, to between US$500,000 and US$650,000 per occurrence excess of applicable deductibles and is also subject to an aggregate limit of exposure of US$3,000,000.

         In addition, in 1996 CICL entered into a reinsurance arrangements with two United States insurers with respect to All Risk and General Liability provided by those insurers to Columbia Gas, its subsidiaries and associates. CICL's exposure under the All Risk reinsurance agreement is limited depending on the type of loss, to between US$500.000 and US$650,000 per occurrence excess of applicable deductibles and is also subject to an aggregate limit of exposure of US$3,000,000. CICL's exposure under the General Liability reinsurance arrangement is limited to US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to an aggregate limit of exposure of US$3,000,000 and to a further US$1,000,000 per occurrence excess of US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to an aggregate limit of exposure of US$1,000,000.

         As such, the combined aggregate exposure for all three coverages reinsured by CICL as of June 30, 1997 is US$10,000,000.

         Given the early stage of the coverages, only one loss reserve has been reported to CICL by the end of this reporting period.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six month period as compared to premiums paid.

         As noted above, CICL has had one loss reported to it but has paid no claims in the period under review. An analysis of premiums paid by subsidiary or associate company to insurance carriers and ceded by those carriers to CICL by line of coverage during the period under review and as at June 30, 1997 is appended.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

         As noted above, no claims have been paid in the period under review.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

         At this very early stage in the development of each loss program reinsured, only one loss has been reported to CICL and it has paid no claims and therefore, premium payments have been unaffected by actual loss experience.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

         At this stage, it is too early to estimate savings to Columbia arising from the operations of CICL.

6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

         CICL's income statement and balance sheet including any notes are attached.

                                               Very truly yours,

                                      COLUMBIA INSURANCE CORPORATION, LTD

                                      By:   //s//N. A. Parillo
                                            ---------------------------------
                                            N. A. Parillo, President

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                               As of June 30, 1997
                                     ($000)

ASSETS

Current Assets
  Cash and temporary cash investments ..............     5,617
  Accounts receivable, net
    Customers ......................................         -
    Intercompany ...................................         -
    Other ..........................................         6
  Prepayments ......................................        18
  Other ............................................         -
                                                       -------
Total Current Assets ...............................     5,641
                                                       -------

Deferred Charges ...................................       290
                                                       -------

TOTAL ASSETS .......................................     5,931
                                                       =======

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                               As of June 30, 1997
                                     ($000)

CAPITALIZATION AND LIABILITIES

Capitalization
  Common Stock Equity
    Common stock, $25 par value (4,800 shares
    outstanding) ...................................                 120
    Additional paid-in capital .....................                 880
    Retained earnings ..............................                 175
                                                             -----------
  Total common stock equity ........................               1,175
  Long-term debt ...................................                   -

Total Capitalization ...............................               1,175
                                                             -----------
Current Liabilities
  Accounts and drafts payable ......................                  15
  Intercompany accounts payable ....................                  (2)
  Accrued taxes ....................................                 384
  Other ............................................                   -
                                                             -----------
Total Current Liabilities ..........................                 397
                                                             -----------
Other Liabilities and Deferred Credits
  Income taxes, noncurrent .........................                   -
  Other ............................................               4,359
                                                             -----------
Total Other Liabilities and Deferred Credits .......               4,359
                                                             -----------

TOTAL CAPITALIZATION AND LIABILITIES ...............               5,931
                                                             ===========

                       Columbia Insurance Corporation, LTD
                                Income Statement
                          Quarter Ending June 30, 1997

                                     ($000)

Operating Revenues .................................               1,150

Operating Expenses
  Products purchased ...............................                   -
  Operation ........................................               1,206
                                                             -----------
Total Operating Expenses ...........................               1,206
                                                             -----------

Operating Income (Loss) ............................                 (56)
                                                             -----------

Other Income (Deductions)
  Interest income and other, net ...................                  87
  Interest expense and related charges .............                   -
                                                             -----------
Total Other Income (Deductions) ....................                  87
                                                             -----------

Income Before Income Taxes .........................                  31

Income Taxes .......................................                  11
                                                             -----------

Net Income .........................................                  20
                                                             ===========

COLUMBIA INSURANCE CORPORATION, LTD

UNDERWRITING ANALYSIS AS AT JUNE 30 1997

Reinsured                       AEGIS       ARKWRIGHT       ARKWRIGHT       TOTAL
                                LIMITED     MUTUAL          MUTUAL

Program period                  7 1 96-     6 30 96-        6 30 97-
                                6 30 97     6 30 97         6 30 98

Coverage                        Liability   All Risk        All Risk
                               $           $               $              $

Premium written                 3,217,165   1,380,000       1,603,108      6,200,273
Movement in unearned premiums           0           0      (1,603,108)    (1,603,108)
                                ---------   ---------       ---------      ---------
Net earned premium              3,217,165   1,380,000               0      4,597,165
                                ---------   ---------       ---------      ---------

Losses paid                             0           0               0              0
Movement in case reserves               0      15,000               0         15,000
Movement in IBNR reserves       3,059,143   1,285,000               0      4,344,143
                                ---------   ---------       ---------      ---------
                                3,059,143   1,300,000               0      4,359,143
                                ---------   ---------       ---------      ---------

Underwriting income            $  158,022  $   80,000      $        0     $  238,022
                                ---------   ---------       ---------      ---------


                                                                Movement
Reinsured                                                       6 months to
Associated Electric & Gas insurance Serivices Limited           30-Jun-97
eff 7 1 96                                                           $
Excess Liability premium written      $3,217,165                NET EARNED
                                                                 PREMIUM
allocated by DBS companies
                CKY                   $  123,861               61,930          CKY
                CMD                   $   30,885               15,442          CMD
                COH                   $1,161,075              580,538          COH
                CPA                   $  366,757              183,378          CPA
                COS                   $  160,858               80,429          COS
                TCO                   $  792,304              396,152          TCO
                CGT                   $  305,952              152,976          CGT
                 CS                   $   35,389               17,694          CS
                 CG                   $    2,895                1,448          CG

other companies
                CNR                   $   74,638               37,319          CNR
                CGC                   $    3,217                1,609          CGC
                CES                   $   44,719               22,359          CES
                CPI                   $   89,521               44,760          CPI
                CPC                   $   18,338                9,169          CPC
                CLG                   $    3,861                1,930          CLG
                TVC                   $    2,895                1,448          TVC
                                      ----------            ---------
                                      $3,217,166            1,608,583
                                      ==========

Arkwright Mutual Insurance Company
eff 6 30 96                           $1,380,000
                                      ==========
All Risk premium written  Allocation
                CKY             0.00       4,400                2,200
                CMD             0.00         754                  377
                COH             0.02      27,005               13,502
                CPA             0.01      10,949                5,475
                COS             0.00       4,433                2,217
                TCO             0.47     642,602              321,301
                CNR             0.04      52,405               26,202
                CGT             0.38     531,024              265,512
                CES             0.00           0                    0
                CPI             0.00       2,607                1,303
                CPC             0.00       3,237                1,618
                CGC             0.00         286                  143
                CLG             0.06      82,522               41,261
                CGD             0.00           0                    0
                TVC             0.00           0                    0
                CAT             0.00           0                    0
                CS              0.01      14,965                7,483
                AE              0.00       2,811                1,406
                                        --------             --------

TOTAL ALL RISK UNEARNED
PREMIUMS                        0.00  $1,380,000              690,000
                                      ==========
Income statement re 1996/97                                $2,298,583
                                                           ==========
